SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2024

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

INTERNAL REGULATIONS OF THE BOARD OF DIRECTORS

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

INTERNAL REGULATIONS OF THE BOARD OF DIRECTORS

1.	Object
1.1.	These Internal Regulations govern the operation of the Board of Directors ("CA") of Centrais Elétricas Brasileiras S.A. – Eletrobras ("Company" or "Eletrobras") and other measures, subject to the provisions of the Articles of Incorporation ("Articles of Incorporation"), current legislation and good corporate governance practices.
2.	Mission
2.1.	The mission of the Board of Directors is to value and ensure the continuity of the Company, direct the strategy of its business to generate sustainable value in the long term, ensure the proper functioning of corporate governance systems, risk management and internal controls and preserve the orderly succession of management.
3.	Composition and Investiture Requirements
3.1.	The Board of Directors is composed of nine (9) members ("Directors"), without alternates, all elected and removable by the General Meeting, as established by the Articles of Incorporation.
3.2.	The Board of Directors must be composed of at least five (5) independent members, in the form of its Articles of Incorporation, and it must be disclosed on the Company's website who the independent directors are.

3.2.1. The Board of Directors will annually review who its independent Directors are, based on the circumstances that may change the independence condition.

3.3.	The investiture in the position of director of the Company will comply with the conditions imposed by art. 147 of Law No. 6.404, of December 15, 1976 ("LSA"), as well as those provided for in the Company's internal norms, and will occur by signing an instrument of investiture drawn up in the proper book, signed within thirty days following the act of election, which must include the submission of the administrator sworn in to the Code of Conduct, the Internal Regulations of the Board of Directors and the other regulations in force of the Company, as well as the declaration referred to in art. 2 of Annex K of CVM Resolution No. 80 of 03.29.2022, with its subsequent amendments, or any normative provisions that succeed it.
3.4.	The members of the Board of Directors shall remain in their positions until the investiture of their substitutes, unless the General Meeting decides otherwise.

INTERNAL REGULATIONS OF THE BOARD OF DIRECTORS

4.	Remuneration, Term of Office and Vacancy
4.1.	The Directors shall have a unified term of office of (02) two years, reelection permitted, provided that the legal and statutory requirements are observed.
4.2.	Directors will not receive additional compensation for their participation in advisory committees.
4.3.	The remuneration of the director for the exercise of the mandate will comply with the provisions of current legislation, the general guidelines established by the General Meeting and the decisions issued by the Board of Directors, which will be advised by the People and Governance Committee.
4.4.	The vacancy of a position of Director gives rise to the observance of art. 150 of the Law 6.404/76 and will occur by resignation, dismissal, disability, loss of mandate, proven impediment, death or even due to other cases provided for by law.

4.4.1.        The resignation must be forwarded to the Chairman of the Board, with a copy to the Governance Office, which will be in charge of the due filing with the Board of Trade and publication, in order to produce its due effects before third parties.

4.5.	In the vacancy of the position of Chairman of the Board, his successor and his eventual substitute will be elected at the first meeting of the subsequent Board of Directors, such function being exercised until the end of the unified term of office.
4.6.	The Director who fails to attend three consecutive or four interspersed meetings in the last 12 (twelve) months shall lose the term of office without justified reason.

4.6.1. Absences must be justified to the Chairman of the Board, and may occur with the interlocution of the Governance Office and/or the Governance Officer.

5.	Duties
5.1.	It is incumbent upon the Board of Directors, in addition to the legal and statutory duties:

a)	Ensure the constant evolution and maturity of the corporate governance system of Eletrobras and implement good corporate governance practices;
b)	Prevent and manage situations of conflict of interest or divergence of opinions, and may establish procedures and rules to restrict access to support material and discussions of specific matters, aiming at the preservation of the Company's interests;
c)	Create and extinguish non-statutory advisory committees;
d)	Elect, among the independent members elected at the Annual General Meeting, the Chairman of the Board of Directors and his eventual substitute, at the first meeting of the collegiate after the investiture of the Directors;
e)	Based on the proposal to be formulated by the Chairman of the Board of Directors, supported, when possible, by the prior technical opinion of the People and Governance Committee, define the compositions of the advisory committees and appoint the respective members, considering the profile of each Director, including their technical qualification, specializations, professional experience, availability of agenda and aspects related to the requirements and impediments to the position;

INTERNAL REGULATIONS OF THE BOARD OF DIRECTORS

f)	Formally and periodically evaluate the performance of the Board itself, the Chairman of the Board of Directors and its members, as well as the performance of its committees, the Governance Office, the President of the Company and the other members of the Executive Board of Eletrobras (“DE”);
g)	Approve the strategic plan, annual budgets and investment/divestment plans, as well as monitor their execution and the evolution of their main indicators;
h)	Approve and keep updated the non-binding succession plan of the members of the Board of Directors and the members of the Executive Board;
i)	Evaluate annually the condition of independence of its members;
j)	Re-evaluate annually the adequacy of the structure, composition and attributions of its committees;
k)	Approve the appointment and dismissal of managers linked to the Board of Directors;
l)	Approve the Internal Regulations of the Board of Directors and its committees;
m)	Approve, until the last meeting of the year, its Calendar and Agenda, and it is also necessary to consider the Agendas proposed by its advisory committees; and
n)	Deliberate on omitted topics.
5.2.	The legal powers of the CA are non-delegable and can only be exercised by its collegiate.
6.	Prohibitions and Duties
6.1	Without prejudice to other prohibitions and duties provided for in the current legal system and in the Articles of Incorporation, the Directors are prohibited from:
a)	Taking advantage of any information that has not yet been disclosed to the market, acquired as a result of their position, to obtain any advantage for themselves or others;
b)	Hold positions in companies that may be considered competitors of the Company and/or represent a conflicting interest with the Company, unless waived by the general meeting;
c)	Intervene in any corporate transaction in which it has a conflicting interest with that of the Company, as well as in the resolution taken by the other Directors in this regard, and it is incumbent upon it to inform them in advance of its impediment and to record in the minutes the nature and extent of its interest.
6.2.	It is the duty of every Director, in addition to those provided for in the current legal system and in the Articles of Incorporation:
a)	Know and respect Eletrobras' Corporate Governance Guide, protect its governance system and respect the rules of relationship between governance agents;

INTERNAL REGULATIONS OF THE BOARD OF DIRECTORS

b)	Keep confidential and ensure the custody of any information that has not yet been disclosed for market knowledge, obtained by reason of the position and capable of influencing the quotation of securities;
c)	To have sufficient time to dedicate to the duties of the position, including his performance as a member of committees and the activities necessary for the proper execution of the environment/integration, performance evaluation and continuing education programs;
d)	Participate in training and events, whenever possible, on topics related to the Company's activities, as defined in development plans or by the responsible areas;
e)	Request and analyze, with the diligence that the position requires, all documents necessary for decision making;
f)	Attend the meetings to discuss and deliberate on the matters on the agenda, participate actively and diligently in them and always act in the best interest of the Company;
g)	Exercise their right to vote and speak during meetings in a respectful, objective and cooperative manner, always valuing the encouragement of dialogue and diversity of opinions and views within the collegiate;
h)	Declare in advance whether it has, for any reason, a particular or conflicting interest with that of the Company regarding any of the topics submitted for consideration by the Board of Directors, refrain from participating in its discussion and voting, and request the registration in the minutes of its removal and the extent and nature of its interest, and may be invited eventually by the Chairman of the Board to provide relevant information to elucidate the matter;
i)	Raise potential for conflict of interest of its partner in dealing with a certain subject, if it does not do so in a timely manner; and
j)	annually update the registration form according to the Company's policy, referring to the items that address cases of: (i) prohibition or impediment provided for in current legislation; (ii) condition of independent member of the Board of Directors; (iii) existence of any administrative or judicial litigation in which he appears as plaintiff or defendant; and (iv) occupation of the position of administrator (Board of Directors or Executive Board) or Fiscal Councilor in any other company.

6.2.1. If the Directors are faced with doubts regarding a possible new relationship that characterizes a potential conflict of interest, they must consult the Company in advance, in the figure of the Governance Office and/or the Governance Officer.

6.2.2. If the Directors have any updates to make to the registration form regarding the items mentioned in item "j" above of item 6.2 above, they must notify the Company in good time, in the form of the Governance Office and/or the Governance Officer.

INTERNAL REGULATIONS OF THE BOARD OF DIRECTORS

7.	Role of the Chairman of the Board of Directors and other Directors
7.1	The Chairman of the Board of Directors is responsible for:

a)	Convening and presiding over the meetings of the Board, with a final vote in the event of a tie, as well as the General Meetings;
b)	Ensuring that the Directors receive complete and timely information on the items on the agendas of the meetings;
c)	Proposing to the Board of Directors, annually, the Annual Calendar of Meetings (“Calendar”) and the Thematic Agenda of Strategic/Recurring Issues (“Agenda”) for the following fiscal year;
d)	Proposing to the Board of Directors, together with the holder of the Vice Presidency of Governance, Risks, Compliance and Sustainability, the appointment of the Governance Officer and the Governance Office, as well as propose the appointment of the Internal Auditor, after hearing the Audit and Risks Committee;
e)	Propose to the Board of Directors the nominations for the composition of the advisory committees, supported, when possible, by the prior technical opinion of the People and Governance Committee;
f)	Organize and coordinate the agenda of the meetings, after hearing the other members of the Board and the CEO of the Company;

g)	Be the main interlocutor of the Board of Directors with the Executive Board, ensuring that the information requested from that body is duly met;
h)	Provide the clarifications and information requested by the Fiscal Council, related to its supervisory function;
i)	Coordinate the annual performance evaluation process, with the methodological support of the People and Governance Committee, allowing the delegation of this assignment and the hiring of independent external consultancy; and
j)	Periodically evaluate, together with the holder of the Vice Presidency of Governance, Risks, Compliance and Sustainability, the competencies and results of the holders of the positions of Governance Officer, Governance Office and Internal Auditor.
7.2.	It is also incumbent upon each Director, without prejudice to their legal and statutory attributions:

a)	Justifiably request from the Chairman of the Board of Directors, with the knowledge of the Governance Office, all information and documents deemed necessary for a good understanding of the matter and for the exercise of the supervisory role of the Board of Directors, with the final decision on documentary access always being up to the collegiate;

INTERNAL REGULATIONS OF THE BOARD OF DIRECTORS

b)	Propose to the Chairman of the Board of Directors, with knowledge to the Governance Office, the inclusion of a matter on the meeting agenda and the convening of a special meeting, subject to the provisions contained in these Regulations; and
c)	Propose a solution to the Board for the omissions in these Internal Regulations.
8.	Meeting Dynamics
8.1.	The Board of Directors shall meet monthly, in accordance with its Calendar, and, extraordinarily, whenever necessary, and shall be convened by the Chairman of the Board or by a majority of the directors.
8.2.	The meetings will be held between those present in digital, face-to-face or hybrid format.

8.2.1. Exceptionally, the Board may also, by decision of its Chairman, deliberate between absentees in a virtual meeting with a fixed duration for the pronouncement and voting of the participants, preferably adopting the voting platform of the Governance Portal to record the manifestations, and the decisions at the end will be reproduced in the minutes of the virtual meeting, which will contain the signature of the members who manifested, the voting period and the date of the end of the harvest of the votes, which, for due legal purposes, will also be considered the date of the virtual meeting.

8.2.1.1. The Director who does not speak at a virtual meeting and does not justify his absence under the terms of item 4.6.1 will be classified, for the purpose of recording in the minutes, as an unjustified absence from the meeting.

8.3.	In the meetings between those present, and regardless of the format portrayed in item 8.2, the remote vote sent until the beginning of the meeting to the Chairman of the Board of Directors, the Governance Officer and/or the Governance Secretary will be accepted by the Director who cannot participate in real time in the conclave, which must be communicated to the other Directors, computed in the quorum of installation and resolution, and recorded in the minutes.
8.4.	The Board meetings must regularly provide for executive sessions with the exclusive participation of external directors, without the presence of executives and other guests, to align and discuss topics that may give rise to conflict of interest and/or embarrassment before such agents.
8.5.	The Board shall also meet with the external auditors when considering the annual financial statements and authorizing the publication of quarterly information forms.
8.6.	The call of meetings of the Board shall be made in a manner that allows the receipt of the call by the Director, at least seven days before the date of the meeting, except in cases of manifest urgency, at the sole discretion of the Chairman of the Board.

8.6.1. The Governance Officer and the Governance Secretary may hold calls on behalf of the Chairman of the Board of Directors, and the call made through an electronic tool for calling the Governance Portal is valid.

INTERNAL REGULATIONS OF THE BOARD OF DIRECTORS

8.7.	The call must indicate the location, format, date and time of the meeting and, in the case of digital or hybrid meetings, the data for remote connection on the platform that will host the meeting room.
8.8.	Any Director may request the Chairman of the Board to convene an extraordinary meeting, indicating the matter they wish to discuss and submitting it for deliberation if, due to its relevance or urgency, the matter cannot wait for the next ordinary meeting.

8.8.1. In the event that the Chairman of the Board does not respond within fifteen days to the request for call of any director, does not take action, remains silent or is prevented, the meeting may be called directly by a majority of the directors.

8.9.	Any director may request the inclusion of a matter on the agenda of an ordinary meeting of the Board, provided that he does so by written communication to the Chairman of the Board with a copy to the Governance Office and/or the Governance Officer, at least ten days before the date of the meeting.
8.10.	Exceptionally, for reasons of urgency, duly substantiated, the Chairman of the Board, on his own initiative or at the request of any director, may propose to the collegiate, during the meetings, to vote on a matter not included in the agenda of the meeting, in order to prevent irreparable damage to Eletrobras.
8.11.	In the case of a matter based on the request of a Director, the same shall be responsible for reporting the matter, unless otherwise decided by the Chairman of the Board.
8.12.	The request for inclusion of a matter on the agenda of the Board of Directors' meeting must be formulated in a timely manner to the Governance Office, in addition to being properly instructed, in the manner established by the Governance Office, in order to safeguard the timely, transparent and equitable access of the Directors to sufficient and quality information, so that the decision-making process reflects the best interests of the Company.
8.13.	The meeting agenda and decision support material must be made available to the Directors, preferably at least seven days before the date set for the meeting, through a tool defined by the Company and duly informed to all areas.

8.13.1. The minimum notice period may be exceptional to meet the best interest of the Company.

8.14.	The information material must be made available to the Directors three days in advance of the date scheduled for the meeting, and such period may be changed, at the discretion of the Chairman of the Board of Directors, to meet the best interests of the Company.

INTERNAL REGULATIONS OF THE BOARD OF DIRECTORS

8.15.	The meeting will be installed with the presence of the majority of the members of the Board of Directors.
8.16.	The directors may appeal the procedural decisions taken by the Chairman during the meetings of the Board, at which time the appealed decision will be placed on the agenda for immediate deliberation by the collegiate.
8.17.	At the end of the discussions on each deliberative matter, the Chairman of the Board will collect the vote of each director.

8.17.1. Considering the degree of complexity of each subject and its possible prior evaluation by advisory committees, the Chairman of the Board of Directors may propose that a certain subject or group of deliberative topics be exempted from the exhibition and debate phase, anticipating the vote harvesting phase that may occur both at the meeting and through the Governance Portal.

8.17.2. If any Director so requests, the Chairman of the Board of Directors shall authorize the presentation of the matter, and the Directors who may have anticipated their votes may ratify or rectify their positions.

8.18.	The resolutions taken at the Board meetings will be valid if they have a favorable vote from the majority of the participating directors, or according to the quorum provided for by law, the Articles of Incorporation or the Company's internal norms.
8.19.	The decisions will be drawn up in minutes, recorded in the Book of Minutes of Board meetings and, whenever they contain resolutions intended to produce effects before third parties, their extracts will be filed and published with the competent Board of Trade.
8.20.	The work of the meeting will cover the following matters, in order to be defined by the Chairman of the Board of Directors:
a)	Opening of the session and verification of the installation quorum;
b)	Validation of minutes pending signature;
c)	Inquiry by the Chairman of the Board of Directors to the members of the collegiate about prior identification of concrete and/or potential situations of conflict, own or if their peers, for the purpose of restricting access to support material and lack of participation in the discussions of specific subjects;
d)	Report of the Coordinators regarding the highlights of the Committees, when requested;
e)	Provision of brief clarifications or relevant communications by the Chairman of the
Board;
f)	Monthly report by the Company's President on the general situation of the Company, its business and financial and accounting aspects;
g)	Brief reading of the agenda to be submitted to the Board for deliberation;

INTERNAL REGULATIONS OF THE BOARD OF DIRECTORS

h)	Presentation, discussion and voting on the matters on the agenda, with priorities defined by the Chairman of the Board;
i)	Other measures that may be requested, such as informative reports and monitoring of demands; and
j)	Closing of the meeting.
8.21.	If the meeting is suspended, the Chairman of the Board must set a date, time, place or inform the digital platform to continue the meeting, waiving the need for a new call by the directors.
8.22.	The meetings of the Board of Directors shall be reserved, in which the Directors and, as support, the President of the Company, the Vice-Presidents, the Governance Officer, the Governance Office and, eventually, third parties, at the invitation of any member of the Board, will participate as members, with the purpose of providing clarifications on the matters subject to resolution or on activities of interest to the Board.

8.22.1. The presence of guests at the meeting may be refused by the majority of the participating directors, respecting the quorum of installation.

8.22.2. The Chairman of the Board may define, after hearing the other members, the segments of the meeting with restricted access, including executive sessions without the presence of members of the Executive Board.

8.23.	All participants shall undertake to keep confidential the documents and information not yet disclosed to the market, of which they are aware during the meetings, and shall remain on the premises of the meeting only for the period in which their participation is necessary or for such period as the Board deems appropriate.
8.24.	The Board of Directors' meeting will be recorded in minutes in the form of a summary, to be prepared by the Governance Office or Governance Officer, with simple and objective language and formatting, containing a record of: (i) the main topics and discussions discussed; (ii) the resolutions taken; (iii) dissent, protests, abstentions and conflicts of interest; (iv) the assigned responsibilities and deadlines set; and (v) the progress of any existing pending issues and new requests made at the meeting or between meetings.
8.25.	The minutes of the meetings or their statements may, at the discretion of the Board of Directors, be disclosed at the request of any of its members, except when the Board of Directors understands that the disclosure may jeopardize the Company's legitimate interest.

9.	Performance Evaluation
9.1.	The performance evaluation process will be coordinated by the Chairman of the Board, who will have the support of the People and Governance Committee, the Vice Presidency of Governance, Risks, Compliance and Sustainability and, if necessary, independent external consulting.

INTERNAL REGULATIONS OF THE BOARD OF DIRECTORS

9.2.	The individual performance evaluation of the Executive Board members will also have the support of the Vice Presidency of People, Management and Culture.
9.3.	The Board of Directors will validate the performance evaluation methodology, including deadlines, responsibilities, evaluation methods and instruments and their respective updates, when necessary.
9.4.	The results of the evaluation will be presented to all Directors at a meeting of the Board of Directors, with registration in the minutes, and the collegiate will be responsible for discussing the result of the evaluations, analyzing, when applicable, the form and extent of their disclosure to the public, measuring the annual evolution of the collegiate and evaluating the need to prepare an action plan to implement the identified improvement opportunities.
10.	Complementary Procedures
10.1.	The resolutions of the Board of Directors shall be written in an objective manner, in order to facilitate their full understanding.
10.2.	The resolutions shall be signed by the holder of the Governance Office, by the Governance Officer or by the professional of the Governance Office designated for this purpose, numbered by exercise and in sequence, by meeting, including the number and date of the meeting.
10.3.	The Governance Office will make available, within the period indicated in art. 163, paragraph 1, of Law no. 6.404/76, a copy of the minutes of the Board of Directors to the members of the Fiscal Council, with whom the Board will meet periodically to discuss matters of common interest.
10.4.	The Governance Office is authorized to also make available a copy of the minutes to the Internal Audit and the Independent External Auditor.
11.	General Provisions
11.1.	The omissions of these Regulations, doubts of interpretation and any changes to its provisions shall be decided by the Board of Directors, as provided for in the Articles of Incorporation and in these Regulations.
11.2.	These Internal Regulations were approved on 11/22/2024 by the Board of Directors of Eletrobras at its 1039th meeting, through Resolution No. 190/2024. They replace the Regulations approved at the 942nd meeting held on 07.28.2022, enter into force as of 11/22/2024 and will be made available on the Company's website.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 26, 2024

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.